1 Issuer Free Writing Prospectus September 13, 2023 Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended Relating to Preliminary Prospectus dated September 1, 2023 Registration Statement No. 333-264036

2 Free Writing Prospectus Statement This free writing prospectus relates to the proposed public offering of ordinary shares (“Ordinary Shares”) of Primech Holdings Ltd . (“J - Star”, “we”, “us”, or “our”) and should be read together with the Registration Statement on Form F - 1 , as amended (the “Registration Statement”), we filed with the U . S . Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates . The Registration Statement has not yet become effective . Before you invest, you should read the prospectus filed as part of the Registration Statement (including the risk factors described therein) and other documents we have with the SEC in their entirety for more complete information about us and the offering . You may get these documents for free by visiting EDGAR on the SEC website at http : //www . sec . gov . Alternatively, we and/or our underwriter will arrange to send you the prospectus if you contact our underwriters at Spartan Capital Securities, LLC, 45 Broadway, 19 th Floor, New York, NY 10006 , via email at Info@spartancapital . com , or contact Primech Holdings Ltd . , 23 Ubi Crescent, Singapore 408579 via email at ir@primech . com . sg .

3 Disclaimer – Forward Looking Statement This Presentation (this “ Presentation ”) is submitted to you on a confidential basis solely for the purpose of evaluating a potential investment in Primech Holdings Ltd . (the “ Company ”) . This Presentation contains confidential information and may not be reproduced in whole or in part or used for any purpose other than an evaluation of a potential investment in the Company by the person to whom this Presentation has been delivered and may not be delivered to any person (other than your legal, tax, and financial advisors) without the prior written consent of the Company . This Presentation is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to purchase any security or investment product . The purchase of interests in the Company is suitable only for eligible investors for whom an investment in the Company does not constitute a complete investment program and who fully understand and are willing to assume the risks involved in an investment in the Company . This Presentation contains information obtained from publicly available sources and from materials supplied by the Company and its affiliates . While the information contained in this Presentation is believed to be accurate and reliable, none of the Company, its affiliates, or their respective members, owners, partners, principals, managers, employees, agents or representatives makes any warranty or representation, whether express or implied, or assumes any legal liability for the accuracy, or completeness of any information contained in this Presentation . Recipients are urged to carefully review and consider the disclosures made in this Presentation and to undertake their own independent investigations and analyses of the potential investment and their own assessments of the accuracy, reliability, and completeness of all information in the Presentation . This Presentation contains certain forward - looking statements — including words such as “intends”, “expects”, “anticipates”, “estimates” and words of similar import — that disclose the intentions, expectations or predictions of the Company with respect to the Company’s future performance . These statements involve business, economic, legal and other risks, uncertainties and contingencies that may cause actual results to differ materially from those anticipated at the time such statements are made . Although the Company believes the expectations reflected in such forward - looking statements are based upon reasonable assumptions, the Company can give no assurance that such expectations will be attained or that actual results will not materially differ . Neither the Company, its affiliates, nor their respective members, owners, partners, principals, managers, employees, agents or representatives undertakes any obligation to update or revise any forward - looking statement, whether as a result of new information, future events or otherwise . This Presentation contains certain financial projections . The projections are based on a number of estimates and assumptions about circumstances that have not yet taken place and are subject to uncertainties inherent in making projections . This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, or will there be any sale of the securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction . The offering may only be made by means of a prospectus pursuant to the Registration Statement after it becomes effective . Neither the SEC nor any other regulatory body has passed upon the adequacy or accuracy of this free writing prospectus . Any representation to the contrary is a criminal defense .

4 Offering Summary Issuer Primech Holdings Ltd. Securities Ordinary shares Ticker Nasdaq: PMEC Pre - Offering Shares Outstanding 32,500,000 shares Number of Shares Offered 3,050,000 Post - Offering Shares Outstanding 35,550,000 Offering Price per Share $4 - $5 Gross Proceeds $13,725,000 Use of Proceeds * (i) $ 4 . 7 million expanding our range of services and expanding our operations locally and regionally ; (ii) $ 2 . 3 million to establish our team of software developers, programmers, and engineers to build our own IoT system, software, and robots ; (iii) $ 1 . 2 million marketing and promotional activities ; (iv) $ 1 . 2 million upgrading our motor vehicles and our fleet of ride - on and autonomous cleaning machines for EV charging compatibility ; (v) $ 0 . 6 million for minority investments in one or more companies in the EV conversion and charging business ; (vi) $ 1 . 8 million working capital and other general corporate purposes Lock - up Period 3 moths for the Company; 6 months for major shareholders, directors and officers Underwriters Spartan Capital Securities, LLC * Based on current management estimates.

Management Team 5 Khazid Omar Hansel Loo Yew Jin Sng Kit Yu Lee Kin Wai Ho • Former Chairman of the board of directors and chief executive officer of Jimu Group ( HKEx : 8187) • Former independent director of Lapco Holdings Limited ( HKEx : 8472) CEO & Director Senior Vice President Senior Vice President Chief Financial Officer Senior Vice President • Joined Primech Services & Engrg Pte Ltd as the chief operating officer and was promoted to senior vice president • Former director of housekeeping in the Fairmont Hotel Singapore • Joined Maint - Kleen in 2002 as a senior vice president and was appointed to executive director • Former chief financial officer of Fit Boxx Holdings Ltd • Former deputy chief financial officer financial controller of Jimu Group ( HKEx : 8187) • Former audit manager at Deloitte Touche Tohmatsu • Served as the chief executive officer of Primech Services & Engrg Pte Ltd • Founded Megapact Agencies/Systems Services • Former general manager of Datacom Services • Former systems manager of NCR Corporation (NYSE: NCR)

Independent Directors 6 William Mirecki William Yuen Jason Chan Independent Director Independent Director Independent Director • Chairman of the audit committee of Weidai Ltd (NYSE: WEI) with over 30 years of experience in accounting • Current chief financial officer and company secretary of Neo Telemedia Ltd ( HKEx : 8167) • Head of Information Technology of the College of Professional and Continuing Education (CPCE) at the Hong Kong Polytechnic University • Currently serving as an independent director at various companies listed on the Hong Kong Stock Exchange. • Current managing director of Merrell Asia Pacific and over 20 years of leadership experience in Wolverine World Wide, Inc. (NYSE: WWW) • Former regional sales manager of Pfister & Vogel Leather

Corporate Social Responsibility SUSTAINABILITY practice recycling, avoid using paper products where unnecessary; use products with a lower environmental impact in providing our cleaning services Support businesses by improving lives and strengthening communities through our business practices and ethics SOCIAL RESPOBSIBILITY POLICY intend to establish a corporate social responsibility policy which will formally address our Group’s impact on the local community MEALS ON WHEELS A meal delivery program to meet the daily needs of home - bound elderly and Home Improvement Programs like cleaning and refurbishing the homes of the elderly in need

8 Investment Highlights • Broad spectrum of eco - friendly cleaning services both in the public and private sectors to a variety of customers • Looking to provide new cleaning service to existing customers and expand into other countries in Southeast Asia Provides a wide spectrum of services, serving as a one - stop shop • Provide services to prestige clients which include a Singapore multinational bank, institutions, and government agencies Portfolio of prestige clients • Despite COVID - 19, we can consistently generate stable revenue and cash flow • Although services to airports and hotels declined, we pivoted our services to healthcare facilities as well as disinfection s erv ices Proven success and consistent revenues year over year • As of August 7, 2023, there are only 54 NEA - licensed businesses, including Primech A&P and Maint - Kleen , have a Clean Mark Gold Award status • We maintain the highest possible licenses, L6 grade registration, to bid for larger contracts We have proven awards and success • We are breaking into the EV space with tenders awarded by the Singapore government • We are growing our R&D team to develop B2C sales through our HomeHelpy platform We look to continuously develop new technologies Overview

Business Overview

About Us

We are a technology driven one-stop shop primarily providing facilities services

- Obtained L6 grade registrations (the highest possible license with unlimited tender)
- We have built long-term customer relationships with customers such as Singapore Changi Airport for over 10+ years
- We have been awarded the Clean Mark Gold Award, the highest level of accreditation

Our Values **Integrity** **Respect** **Empowerment** **Trust** **Sustainability**

Service Lines



Facilities Services



Stewarding & Customer Services



App Cleaning Services



Cleaning Supplies

Key Stats

33+ years in operation	**15+** Different Services
2 Among 54 NEA licensed cleaners that have Clean Mark Gold Award status	**17+** Years Management Experience
$69.0m FY2023 revenue	**~3,000** employees

PRIMECH HOLDINGS

9

10 Key Milestones • Acquired My All Services to expand into Malaysia • Launched the “ HomeHelpy ” application 2019 • Acquired Primech Services & Engrg , A&P Maintenance as well as Acteef Cleaning 2018 2021 • Acquired CSG and Princeston International • Awarded a tender by the Singapore government to install and operate EV charging infrastructure in public car parks in the North and North - East regions in Singapore 2020 • Acquired Maint - Kleen • Awarded the Clean Mark Gold Award • Amalgamated to form Primech A&P • Revamped our QEHS Management System - in compliance with ISO standards 2022 • Awarded 2 major contracts with government agencies

Facilities Services Segment 11 • Conservancy (Town Councils) - Cleaning of Public Housing • Private Residentials - Cleaning of Condominiums • Educational Institutions - Cleaning of Schools • Commercial & Tenancy - Cleaning of Offices • Hotels - Cleaning of hotel public areas & rooms • Airport - Cleaning of airport facilities • Other Services - External façade cleaning, pest control services, waste management, and landscaping Key Services Growth Drivers • Specialised & Niche Sectors o Cleaning of healthcare facilities o Cleaning of public roads & facilities Annual Revenue ($) FY 2022 FY2023 $46,071,242 +21.0% $55,754,628 84.6% Total revenue in FY 2022 80.8% Total revenue in FY 2023

Stewarding / Customer Services Segment 12 • For hospitals, assisting visitors of the hospital with any enquiries and providing support in respect of registering patients and carrying out authorized clearance • Cleaning of kitchen facilities of healthcare facilities, hotels and restaurants • Supply of customer service officers and Food and beverage service crew to healthcare facilities, hotels and restaurants Key Services Growth Drivers • Post COVID - 19 – demand in stewarding services for venues rebounded with public areas opening Annual Revenue ($) 9.4% Total revenue in FY 2022 11.0% Total revenue in FY 2023 FY 2022 FY 2023 $5,099,977 $7,599,463 +49.0%

13 App - Based Cleaning Services for Both Offices and Homes Commercial Platform Existing Customers • We have a developed network of clients • Recurring service which generates consistent revenue • Variety of home cleaning, office cleaning, and specialized cleaning services • Offers a classic and premium package • Appointments can be monitored via the application • Served more than 640 user since inception with more than 1,500 registered users as of August, 2023 • Provide qualified and well - trained cleaners Future Platform Growth Option to purchase our cleaning products online Include new services such as disinfection and air conditioner service Upgrading our mobile application

Our Cleaning & Hygiene Supplies 14 CSG Princeton International • We manufacture a variety of cleaning supplies such as hand soaps, hand soap dispensers, and cleaning fluids used for general, floor, carpet, restroom or kitchen purposes as well as treatment products used in the marine industry • We sell cleaning supplies primarily marketed under “ D’Bond ” • We supply Green Label products (hand soap and floor cleaners) for the D’Bond brand that are certified by the Singapore Environment Council • We specialize in the wholesale trading of hygiene supplies CSG Princeston International

Who We Serve 15 • We typically enter into service contracts for a term of two to four years • Certain service contracts contain a provision giving the customer an option to renew for an additional term of typically two years • Our goal is to serve as a one - stop shop and offer existing clients a variety of services as well as break into new markets A Singapore multinational bank 10+ Years 9+ Years 8+ Years Changi Airport Group Temasek Polytechnic 3+ Years Nanyang Technological University Commentary

Business Operations 16 Tender Submission and Quotation Invitation Process • Bid through platforms such as GeBIZ • Bid through SESAMi • Also receive requests for quotation in respect of private sector projects Execution of Plans • After the letter of award we will assemble a team of professionals per project • Typically 10 - 15 employees report to a supervisor and 40 - 50 employees report to a manager Implementation, Controls and Monitoring • We monitor the performance of our employees, our customers, cleaning services, and disposal of waste • Frequent internal assessments and QEHS inspections/audits Review of Performance • Performance of the project will be periodically reviewed by the project manager and the senior management team

Proven Industry Ability to Drive Steady Growth 17 Cleaning and Landscaping Industry Market Size (SGD million) Source: The Singapore Department of Statistics, The Housing & Development Board of Singapore Public Residential Housing Units (Units) 1,836.8 2,166 2,588.1 2,809.2 2,902.5 2,875.3 2,845.0 2,893.6 0.0 500.0 1,000.0 1,500.0 2,000.0 2,500.0 3,000.0 3,500.0 2014 2015 2016 2017 2018 2019 2020 2021 Operating Receipts of the Cleaning and Landscaping Industry in Singapore CARG of 5.8% 984,908 1,010,613 1,043,968 1,061,236 1,071,126 1,079,630 1,092,898 1,096,380 920,000 940,000 960,000 980,000 1,000,000 1,020,000 1,040,000 1,060,000 1,080,000 1,100,000 1,120,000 2015 2016 2017 2018 2019 2020 2021 2022

Backed by Government Support 18 • The National Environmental Agency (“NEA”) rolled out the INCUBATE ( IN novating and CU rating B etter A utomation and T echnologies for E nvironmental Services ) Programme in December 2017 to identify and tackle challenges faced by the industry with technology • According to the NEA, the program currently has 21 partners and has carried out 46 trials in transport and community hubs, commercial properties and integrated attractions • A multi - purpose robot is developed by an INCUBATE partner , which cleans, scrubs, broadcasts safe - distancing messages, and reports unattended bag • The Environmental Robotics Program seeks to catalyze the local robotics industry by providing opportunities for small and medium enterprises , institutes of higher learning, and research institutes to co - create solutions with the public sector that not only build up loca l expertise and experience in delivering environmental robotic solutions, but also enhance the competitiveness and resilience of the cleaning service - related sectors • Specifically, the Program aims to develop robotic solutions for the National Environmental Agency’s work areas including, public spaces, waste management, and pest and pollution control • The Landscape Sector Transformation Plan, launched in 2019, is a transformation plan that aims to grow Singapore’s landscape industry up to 30% over the next 10 years by enhancing productivity and digital transformation Adoption of automated technologies to enhance productivity The Environmental Robotics Program Government support in talent development

19 Facilities Management Expansion Plan 01 Waste management and pest control Building up a comprehensive suite of facilities services will enable us to maintain our competitive edge 02 03 Other services We plan on expanding into customer services and may also provide security services to condominiums M4 License Up to $750,000 tenders L6 License Unlimited size contracts Landscaping sector To meet the Singapore government’s demand to supply more parks and other spaces in Singapore in the future

20 Our Long - Term Green Plan Dedicated Long - Term Eco - Solutions • We believe integrating eco - solutions into our portfolio will not only expand our service capabilities, but also will transition our business towards a more innovative model Our Tender • Awarded a tender by the government to develop, install and operate EV charging infrastructure in ~150 car parks across the North and Northeast regions of Singapore • Our role in the consortium is to provide input on the infrastructure design and location selection to bid for the tenders based on areas that our current projects are located Our Ongoing Plans • We intend to continue to seek out opportunities for collaboration with technology companies to develop innovations in the areas of cleaning services and facilities management • We have replaced a portion of our existing fleet of vehicles with electric vehicles and will continue to adopt greener resources for our cleaning needs.

Compelling Financial Profile Revenue Highlights ($ thousands) ($ thousands) Gross Profit Highlights Revenue Mix by Service Net Income 54,440 69,026 - 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 FY 2022 FY 2023 Facilities services 81% Stewarding services 11% Cleaning services to offices (tenancy) 7% Revenues from Malaysia & revenue from products 1% 9,843 10,616 9,400 9,600 9,800 10,000 10,200 10,400 10,600 10,800 FY 2022 FY 2023 (1,263) (2,547) (3,000) (2,500) (2,000) (1,500) (1,000) (500) - FY 2022 FY 2023 ($ thousands)